(d)(2)(F)(ix)

December 14, 2010

Catherine Miller
Executive Director
Morgan Stanley Investment Management Inc.
522 Fifth Avenue, 8th Floor
New York, NY  10036

Dear Ms. Miller:

On Thursday, September 30, 2010, the Board of Trustees (the “Board”) of ING Investors Trust approved the merger of ING Morgan Stanley Global Tactical Asset Allocation Portfolio (the “Portfolio”) into ING American Funds World Allocation Portfolio and voted to submit the matter to shareholders for their consideration.  If shareholders approve the merger, the Portfolio Management Agreement (the “Agreement”) with Morgan Stanley Investment Management Inc. (“Morgan Stanley”) will terminate in accordance with Section 15 of the Agreement, effective on or about January 21, 2011.

Pursuant to Section 15 of the Agreement, it may be terminated with respect to the Portfolio at any time, without penalty, by the Board, upon 60 days’ written notice.  By signing below, you hereby agree to waive Morgan Stanley’s right to the 60 days’ prior notice of termination that is contemplated under Section 15 of the Agreement.

In the interim, we will be contacting you to facilitate a smooth transition and we look forward to your cooperation in this regard.  We note that this does not affect the Agreement with Morgan Stanley with respect to ING Morgan Stanley Global Franchise Portfolio, a series of ING Investors Trust that remains subject to the Agreement.

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7337 E. Doubletree Ranch Rd. Scottsdale, AZ 85258-2034	Tel: 480-477-3000 Fax: 480-477-2744 www.ingfunds.com	ING Investors Trust

Finally, we want to thank you for your support throughout this process and dedication to the Portfolio.  We continue to value our relationship with your firm.

Very truly yours,

/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
ING Investors Trust

ACCEPTED AND AGREED TO:
Morgan Stanley Investment Management Inc.

By:	/s/ Catherine Miller

Name:	Catherine Miller

Title:	Executive Director, Duly Authorized